ANNOUNCEMENT

PT Indosat Tbk (the “Company”)

Jl. Medan Merdeka Barat No. 21

Jakarta

In accordance with Article 68 paragraph (4) of Law No.40 Year 2007 on Limited Liability Company, the Company’s Board of Directors hereby announce that the Company’s Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity as announced by the Company in daily newspapers namely Bisnis Indonesia, Investor Daily and The Jakarta Post on April 30, 2008 have been ratified by the shareholders in the Company’s Annual General Meeting of Shareholders held on Thursday, dated June 5, 2008.

The announcement of the Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity can be viewed on the Company’s website at www.indosat.com or can be obtained from the Company’s Investor Relations Division at Indosat Building, 2nd floor, Front Podium, Jl. Medan Merdeka Barat No.21, Jakarta 10110. Telephone (021) 386 9615, Facsimile (021) 380 4045.

Jakarta, June 9, 2008

Board of Directors